From: Sirianni, Laura [mailto:Laura.Sirianni@dlapiper.com]
Sent: Tuesday, May 22, 2018 5:18 PM
To: Garrison, Charles
Subject: Cottonwood Communities S-11/A Filing (333-215272)

Hi Coy,

Cottonwood Communities, Inc. (file no. 333-215272) filed an amendment to their S-11 today in response to comments from the Staff. Two of the comments requested additional information be provided to the Staff on a supplemental basis. In addition to our response letter filed today on EDGAR, please see the below. Regards, Laura

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We are writing in response to your request that we provide supplemental analyses regarding the issues noted below, which request was set forth your letter dated April 23, 2018 to Daniel Shaeffer regarding Amendment No. 1 to the Registration Statement on Form S-11 of Cottonwood Communities, Inc. We precede our analyses by restating the relevant portions of your comments.

Investment Company Act of 1940

3. We note your revised disclosure that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

- the specific exemption that you and each of your subsidiaries intend to rely on; and
- how your and each of your subsidiaries' investment strategy and business model will support that exemption.

Response: The Company intends to conduct its operations so that neither it nor any of its subsidiaries will be required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act").

Under the relevant provisions of Section 3(a)(1) of the Investment Company Act, an investment company is any issuer that:

- pursuant to Section 3(a)(1)(A), is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the "primarily engaged test"); or

- pursuant to Section 3(a)(1)(C), is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire "investment securities" having a value exceeding 40% of the value of such issuer's total assets (exclusive of United States government securities and cash items) on an unconsolidated basis (the "40% test"). "Investment securities" excludes United States government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) (relating to private investment companies).

Neither the Company nor is operating partnership should have to register under these tests. With respect to the 40% test, most of the entities through which the Company and its operating partnership will own its assets will be majority-owned subsidiaries that will not themselves be investment companies and will not be relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7).

With respect to the primarily engaged test, the Company and its operating partnership will be holding companies and do not intend to invest or trade in securities directly. Rather, through the majority-owned subsidiaries of the operating partnership, the Company and its operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real estate and real estate-related assets.

If any of the subsidiaries of the operating partnership fail to meet the 40% test, then we believe they will often be able to rely on Section 3(c)(5)(C) of the Investment Company Act for an exception from the definition of an investment company. As reflected in no-action letters, the SEC staff's position on Section 3(c)(5)(C) generally requires that an issuer maintain at least 55% of its assets in "mortgages and other liens on and interests in real estate," or qualifying assets; at least 80% of its assets in qualifying assets plus real estate-related assets; and no more than 20% of the value of its assets in other than qualifying assets and real estate-related assets. To constitute a qualifying asset under this 55% requirement, a real estate interest must meet various criteria based on no-action letters. We expect that any of the subsidiaries of the operating partnership relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying assets, with substantially all of its remaining assets in other types of real estate-related assets. If any subsidiary relies on Section 3(c)(5)(C), then we expect to rely on guidance published by the SEC staff or on our analyses of such guidance to determine which assets are qualifying real estate assets and real estate-related assets. For example, absent additional guidance from the Staff, the Company expects to treat:

- real estate assets as qualifying assets;

- mortgage loans fully secured by real estate as qualifying assets;

- participations in such mortgage loans as real estate-related assets unless the participation has the attributes described in Capital Trust, Inc., SEC Staff No-Action Letter (February 3, 2009), in which case the participation would be treated as a qualifying asset;

- mezzanine loans as real estate-related assets unless they are "Tier I" mezzanine loans meeting the criteria set forth in Capital Trust, Inc., SEC Staff No-Action Letter (May 24, 2007), in which case the mezzanine loan would be treated as a qualifying asset; and

- equity investments in entities owning real estate, whether common or preferred, as real estate related.

As noted in the Company's registration statement, the Company intends to invest at least 65% of its assets in real estate with no more than 35% of its assets invested in mortgage loans, other real estate-related loans or in equity securities issued by real estate owners. (The Company has no plans to invest in mortgage-backed securities.) Therefore, the Company and its operating partnership should have no problem meeting the 40% test, as should most of the operating partnership's subsidiaries. Other subsidiaries should be able to rely on 3(c)(5)(C). Although some subsidiaries may have to rely on Section

3(c)(1) or Section 3(c)(7), they are anticipated to be relatively small and thus should not threaten the Company's or its operating partnership's reliance on the 40% test.

Investment Advisors Act of 1940

4. Please tell us if Cottonwood Communities Management, LLC intends to register as an investment adviser under the Investment Advisers Act of 1940, as amended. To the extent your Advisor does not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe your Advisor is not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.

Response: Cottonwood Communities Management, LLC (the "Advisor") does not intend to register as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisors Act") in reliance on Section 203(b)(1) (the intrastate exemption) thereof. The Advisor can rely on Section 203(b)(1) because:

- The Advisor does not provide advisory services to any "private fund." The Advisor intends to provide services only to the Company, which as noted in response to comment #3 above, will not need to rely on Section 3(c)(1) or Section 3(c)(7) in order to avoid being an investment company under the '40 Act.
- The Company and the Advisor both maintain their principal office and place of business in Utah.
- The Advisor will not furnish advice or issue analyses or reports with respect to securities listed or admitted to unlisted trading privileges on any national securities exchange. Although not currently contemplated, in the unlikely event that the Company should wish to purchase listed securities, the Company will either look to a registered investment adviser for such advice or the Advisor will register as an investment adviser under the Advisers Act or under the laws of the applicable state(s).

Please let us know if you have any questions or concerns regarding the foregoing. Thank you for your assistance with this filing.

Kind regards,

Rob Bergdolt

Laura Sirianni
Partner

T +1 919.786.2025
F +1 919.786.2225
M +1 919.308.4821
E laura.sirianni@dlapiper.com



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